UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
EchoStar Corporation

(Name of Issuer)
CLASS A COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)
278768 106
(CUSIP Number)
R. Stanton Dodge
Executive Vice President, General Counsel and Secretary
EchoStar Corporation
90 Inverness Circle E.
Englewood, Colorado 80112
(303) 723-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
November 10, 2008

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No.	278768 106

1	NAME OF REPORTING PERSON Charles W. Ergen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		45,086,511 VOTING SHARES (1) 180,000 SIXTY DAY SHARES (2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		248 OTHER SHARES (3)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		45,086,511 VOTING SHARES (1) 180,000 SIXTY DAY SHARES (2)

WITH	10	SHARED DISPOSITIVE POWER

248 OTHER SHARES (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

45,266,759

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 52.0% (4)

14	TYPE OF REPORTING PERSON

IN
(1) “Voting Shares” include all shares of Class A Common Stock (“Class A Common Stock”) and Class B Common Stock (“Class B Common Stock”) of EchoStar Corporation (“EchoStar”) of which Mr. Ergen is the sole beneficial owner. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time. The Voting Shares represent: (i) 89,730 shares of Class A Common Stock owned beneficially directly by Mr. Ergen; (ii) 3,704 shares of Class A Common Stock owned beneficially indirectly by Mr. Ergen in EchoStar’s 401(k) Employee Savings Plan; (iii) 5,435 shares of Class A Common Stock owned beneficially by Mr. Ergen as custodian for his minor children; and (iv) 44,987,642 shares of Class B Common Stock owned beneficially directly by Mr. Ergen.
(2) “Sixty Day Shares” are shares of Class A Common Stock deemed to be owned beneficially under Rule 13d- 3(d)(1) because Mr. Ergen has the right to acquire beneficial ownership of such shares within 60 days of the date hereof. Upon acquisition by Mr. Ergen, these shares will become Voting Shares.
(3) “Other Shares” represent (i) 47 shares of Class A Common Stock owned beneficially by Mr. Ergen’s spouse Cantey Ergen; and (ii) 201 shares of Class A Common Stock owned beneficially in Mrs. Ergen’s 401(k) Plan.
(4) Based on 41,901,202 shares of Class A Common Stock outstanding on November 10, 2008 and assuming conversion of the shares of Class B Common Stock held by the Reporting Person into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Reporting Person may be deemed to own beneficially would be approximately 50.4%. Because each share of Class B Common Stock is entitled to 10 votes per share, the Reporting Person owns beneficially equity securities of the Company representing approximately 86.7% of the voting power of the Company (assuming no conversion of the Class B Common Stock).

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ITEM 1. Security and Issuer
Item 1 is hereby amended and restated as follows:
     This Schedule 13D relates to shares of Class A Common Stock, $0.001 par value per share (the “Class A Common Stock”) of EchoStar Corporation, a Nevada corporation (“EchoStar”). The principal executive offices of EchoStar are located at 90 Inverness Circle East, Englewood, CO 80112.
ITEM 2. Identity and Background
Item 2 is hereby amended and restated as follows:
     Mr. Ergen’s principal occupation is Chairman of the Board of Directors and Chief Executive Officer of DISH Network Corporation (“DISH Network”) and Chairman of the Board of Directors and Chief Executive Officer of EchoStar, and his principal address is 9601 S. Meridian Blvd., Englewood, Colorado 80112. Mr. Ergen has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Ergen is a citizen of the United States.
ITEM 3. Source and Amount of Funds or Other Consideration
Item 3 is hereby amended and restated as follows:
     On January 1, 2008, Mr. Ergen acquired beneficial ownership of 259,116 shares of Class A Common stock and 41,611,830 shares of Class B Common Stock as a result of the spin-off of DISH Network’s technology and certain infrastructure assets into EchoStar (the “Spin-Off”). In connection with the Spin-Off, DISH Network distributed one share of EchoStar’s Class A Common Stock or Class B Common Stock, as the case may be, for every five shares of the same class of DISH Network’s common stock held as of December 27, 2007, the record date for the Spin-Off. Prior to completion of the Spin-Off, EchoStar was a wholly-owned subsidiary of DISH Network. Mr. Ergen expects in the future to acquire shares of Class A Common Stock of EchoStar pursuant to EchoStar’s employee compensation, benefit or similar plans. Pursuant to the provisions of the agreements entered into in connection with the Spin-Off, stock options and restricted stock units of DISH Network (the “Old Equity Awards”) held by Mr. Ergen and other DISH Network employees were converted into stock options of DISH Network and EchoStar pursuant to a conversion formula described in the Registration Statement on Form 10 of EchoStar filed with the Securities and Exchange Commission on December 28, 2007, that was intended to preserve the intrinsic economic value of DISH Network’s equity awards prior to the Spin-Off. Except for adjustments made in connection with the conversion, the new EchoStar equity awards have substantially the same terms, including among other things the expiration date and vesting schedule, as the Old Equity Awards from which they were converted.
     Mr. Ergen may from time to time acquire shares of Class A Common Stock for investment purposes. Such Class A Common Stock may be acquired with personal funds of or funds borrowed by Mr. Ergen.
     On January 1, 2008, the Ergen Three-Year GRAT dated November 9, 2005 (“GRAT #1”) received 1,474,255 shares of Class B Common Stock, the Ergen Four-Year GRAT dated November 9, 2005 (“GRAT #2”) received 1,784,104 shares of Class B Common Stock and Ergen Five-Year GRAT dated November 9, 2005 (“GRAT #3”) received 1,967,820 shares of Class B Common Stock as a result of the Spin-Off. Mr. Ergen established the GRATs for estate planning purposes. Under the trust agreements establishing each of the GRATs, Mr. David Moskowitz, a member of the Board of Directors of EchoStar, serves as trustee of each of the GRATs and holds sole voting and investment power over the shares of Class B Common Stock held by the GRATs. Mr. Ergen receives an annuity amount from each of the GRATs under the trust agreements governing the GRATs. Members of Mr. Ergen’s family are the beneficiaries of the GRATs. GRAT #2 will expire on November 9, 2009 and GRAT #3 will expire on November 9, 2010.

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ITEM 4. Purpose of Transaction
Item 4 is hereby amended and restated as follows:
     As described in Item 3 above, Mr. Ergen acquired the Common Stock of EchoStar as a result of the Spin-Off. Mr. Ergen beneficially owns shares for general investment purposes.
     During the fourth quarter of each year, Mr. Ergen receives an annuity amount from each of the GRATs under the trust agreements governing the GRATs, assuming that the particular GRAT has not yet expired. The number of shares of Class B Common Stock to be distributed as an annuity payment is based in part on the price of the stock on the distribution date and therefore cannot be calculated until the date of distribution. On November 10, 2008, GRAT #1 distributed all 1,474,255 shares of Class B Common Stock held by GRAT #1 to Mr. Ergen as an annuity payment. GRAT #1 expired in accordance with its terms on November 10, 2008. On November 10, 2008, GRAT #2 distributed 1,090,733 shares of Class B Common Stock to Mr. Ergen as an annuity payment. On November 10, 2008, GRAT #3 distributed 810,824 shares of Class B Common Stock to Mr. Ergen as an annuity payment. GRAT #2 will expire on November 9, 2009. GRAT #3 will expire on November 9, 2010.
     Except as noted in public filings by the Company, Mr. Ergen has no plans which would result in the implementation of any of the enumerated actions listed in paragraphs (a) – (j) of Item 4 (although Mr. Ergen reserves the right to develop such plans). However, as Chairman and Chief Executive Officer of EchoStar, Mr. Ergen regularly explores potential actions and transactions that may be advantageous to EchoStar, including, but not limited to, possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, board of directors, management, dividend policy, governing instruments, capitalization, securities or regulatory or reporting obligations of EchoStar.
ITEM 5. Interest in Securities of the Issuer.
Item 5 is hereby amended and restated as follows:
      (a) and (b). Mr. Ergen beneficially owns securities convertible into or exercisable for, 45,266,759 shares of Class A Common Stock representing 52.0% of the class after giving effect to conversion and exercise of all derivative securities held by Mr. Ergen. Such shares include: (i) 89,730 shares of Class A Common Stock; (ii) 3,704 shares of Class A Common Stock held in the Company’s 401(k) Employee Savings Plan (the “401(k) Plan”); (iii) the right to acquire 180,000 shares of Class A Common Stock within 60 days upon the exercise of employee stock options; (iv) 47 shares of Class A Common Stock held by Mr. Ergen’s spouse, Cantey Ergen; (v) 201 shares of Class A Common Stock held in the 401(k) Plan by Mrs. Ergen; (vi) 5,435 shares of Class A Common Stock held as custodian for Mr. Ergen’s children; and (vii) 44,987,642 shares of Class A Common Stock issuable upon conversion of Mr. Ergen’s shares of Class B Common Stock. Mr. Ergen has sole voting power with respect to 45,086,511 shares and holds sole dispositive power with respect to 45,086,511 shares. Mr. Ergen’s beneficial ownership of shares of Class A Common Stock excludes: (A) 1,850,367 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock currently held by GRAT #2 and GRAT #3; and (B) 849,030 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by certain trusts established by Mr. Ergen for the benefit of his family.
       (c) Except as set forth herein, Mr. Ergen does not have beneficial ownership of, and has not engaged in any transaction during the past 60 days in, any shares of Class A Common Stock.
       (d) Not applicable.
       (e) Not applicable.
ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended and restated as follows:

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     Mr. Ergen is not a party to any contracts, arrangements, understandings or relationships with respect to the securities of the issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies nor are any of the securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.
Item 7. Material to be Filed as Exhibits.
None.

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SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHARLES W. ERGEN
/s/ Charles W. Ergen
Dated: November 10, 2008	Charles W. Ergen
Attention: Intentional misstatements or omissions of fact
constitutes Federal criminal violations (See 18 U.S.C. 1001)

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